SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                       For the month of August, 2006

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)




                                                                   31 July 2006


                      Substantial Share Interest Notification

The Company was notified on 31 July 2006 that Schroder Investment Management Limited, who is managing on a discretionary basis investment portfolios for clients and unit trusts operated by an affiliated company, Schroder Unit Trusts Limited, has an interest in the Company amounting to 23,734,589 ordinary shares of GBP1 each, being 17.09% of the 138,805,045 shares in issue.

The notification advised that Schroder & Co Limited who is managing on a discretionary basis investment portfolios for clients has an interest in the Company amounting to 2,965,486 ordinary shares of GBP1 each, being 2.13% of the 138,805,045 shares in issue.

The notification advised that Schroder & Co Bank AG as a custodian has an interest an interest in the Company amounting to 4,522,517 ordinary shares of GBP1 each respectively, being 3.25% of the 138,805,045 shares in issue.

The notification also advised that Schroders plc, the holding company of Schroder Investment Management Limited, Schroder & Co. Limited and Schroder & Co Bank AG, which is treated as having an interest in all of the above shares under the Companies Act by virtue of its ownership of Schroder Investment Management Limited, Schroder & Co. Limited and Schroder & Co Bank AG holds a beneficial interest in 7,113,449 ordinary shares of GBP1 each, being 5.12% of the 138,805,045 shares in issue.

The dates of the transactions were not disclosed.


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Enquiries:

Louise Richard
Schroder Investment Management Limited
Tel: 020 7658 6501

                                                                   31 July 2006





             SVG Capital plc - Half Yearly News Sheet - June 2006


Copies of the above document have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone number: 020 7066 1000

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Enquiries:

Louise Richard
Schroder Investment Management Limited                       Tel: 020 7658 6501

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 7 August, 2006


                                 By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                       For and on behalf of Schroder Investment
                                       Management Limited, Secretaries